UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒                                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

August 10, 2011	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

Contact:
     Alon Holdings Blue Square-Israel Ltd.
     Ortal Klein
     Corporate Secretary
     Telephone: 972-9-9618504
     Fax: 972-9- 9618636
     Email: ortal.klein@alon-oil.co.il

ROSH HAAYIN, Israel, August 9, 2011 – Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Alon Holdings”) announced today that it had been informed by Alon Israel Oil Company Ltd. ("Alon") that Alon had acquired 1,411 additional ordinary shares of Alon Holdings, at an average price of approximately NIS 24.80 per ordinary share. Following the acquisition, Alon owns directly an aggregate of 20,329,121 ordinary shares of Alon Holdings, constituting approximately 30.82% of the issued ordinary shares of Alon Holdings. In addition, due to Alon's ownership (indirectly) of all of the shares of Alon Retail Ltd., which holds 30,604,303  ordinary shares of Alon Holdings, Alon may be deemed to beneficially own an aggregate of 50,933,424 ordinary shares of Alon Holdings, constituting approximately 77.23% of the issued ordinary shares of Alon Holdings.

*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its Supermarket segment, as a pioneer of modern food retailing, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 209 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In the Commercial and Fueling Sites segment, Alon Holdings, through its Tel Aviv Stock Exchange (“TASE”) traded 78.38% subsidiary, Dor Alon Energy in Israel (1988) Ltd., is one of the four largest fuel retail companies in Israel based on the number of fueling stations, and a leader in the field of convenience stores. Dor Alon currently operates a chain of 189 fueling stations and 183 convenience stores in different formats in Israel. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and fueling stations and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors and in the market in which Dor Alon sells its products; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our in our Annual Report on Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.